

Michael Roberson · 3rd

Savannah Sauce Company

Savannah, Georgia · 500+ connections · **Contact info**

Savannah Sauce Cor
Inc.
Armstrong Atlantic S
University

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Buy This: Three Georgia-made ways to stock up on elderberries for cold season
ajc

January brings the full force of cold season and that sends lots of people to pharmacy...



New cookbook funds tiny homes for local vets
WSAV-TV

It's been a year in the making but Savannah Sauce Company's 'Tiny Homes for Big...



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Experience

V.P. New Business Development
Savannah Sauce Company, Inc.

Aug 2014 – Present · 5 yrs 10 mos

Project Manager
Griffin Specialty Contracting, Inc.
2005 – 2011 · 6 yrs
South East Georgia

Education

Armstrong Atlantic State University
English, English Language and Literature/Letters
2010 – 2012

Mercer University
Bachelor of Engineering (B.E.)

Volunteer Experience



Volunteer
Junior Achievement USA
Feb 1997 – Jan 2000 • 3 yrs
Economic Empowerment

Skills & Endorsements

Team Building · 75

 Endorsed by **Men of Faith Pressure Washing,LLC and 8 others who are highly skilled at this**

Management · 75

Bishop Shaolin MB Abrams Sr PhD and 74 connections have given endorsements for this skill

Leadership · 72

Endorsed by **S'hantel Butler and 6 others who are highly skilled at this**

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Recommendations

Received (0)   **Given (1)**



Aide Martinez
Assistant Property Manager
at National Church
Residences

March 12, 2018, Michael was a
client of Aide's

Aide Martinez is very precise. What I admire about Ms.Mart
her tenacity. When she is assigned a task, she will stick to t
scope of the project until completion. Invite her as a part of
team.

